UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Explanatory Note

On November 26, 2025, Zhongchao Inc., a Cayman Islands exempted company (the “Company”), furnished on a Form 6-K (i) the notice of extraordinary general meeting of holders of Class A ordinary shares of the Company scheduled to be held on January 20, 2026 (the “Class A Holders Meeting”) and the form of proxy card thereof (the “Notice of Class A Holders Meeting”), and (ii) the notice of the extraordinary general meeting of shareholders of the Company (the “All Holders Meeting”), scheduled to follow the Class A Holders Meeting, and the form of proxy card thereof (the “Notice of All Holders Meeting”).

Adjournment of the Class A Holders Meeting

The Class A Holders Meeting was adjourned due to lack of quorum. One or more persons holding or representing by proxy at least one third of the issued Class A ordinary shares shall form a quorum. Pursuant to the Company’s amended and restated memorandum of association (the “MAA”) and as approved by the directors, because a quorum was not present within 30 minutes of the time appointed for the Class A Holders Meeting, the Class A Holders Meeting stood adjourned to January 27, 2026, at 9:00 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017. According to Article 21.2 of the Company’s MAA, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present and entitled to vote shall be a quorum.

There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Class A Holders Meeting. Proxies which have been received would remain valid for the adjourned Class A Holders Meeting. Holders of the Company’s Class A ordinary shares whose names are on the register of members of the Company at the close of business on November 26, 2025 are entitled to attend the adjourned Class A Holders Meeting. Shareholders who wish, but have not yet, cast their votes may do so by returning the proxy card distributed in connection with Class A Holders Meeting. A proxy need not be a shareholder of the Company. All completed proxy cards must be received at least 24 hours prior to the commencement of the adjourned meeting.

Adjournment and Supplement and Amendment to the Notice of All Holders Meeting

On January 20, 2026, with a quorum present for the All Holders Meeting, the Company commenced the All Holders Meeting. Upon the commencement of the All Holders Meeting, the chairman submitted Proposal No. 6 (the Adjournment Proposal) to the shareholders and the shareholders passed an ordinary resolution to adjourn the All Holders Meeting. The purpose of the adjournment of the All Holders Meeting is to allow the shareholders additional time to consider and vote on the proposals of the All Holders Meeting, including the Amended Proposal No. 3 (as defined below). The All Holders Meeting was adjourned to February 10, 2026, at 9:30 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017.

The Company is furnishing the Supplement and Amendment to the Notice of All Holders Meeting to amend the Proposal No. 3 of the All Holders Meeting. Such amended Proposal No. 3 is referred to as the “Amended Proposal No. 3.”

There is no change to the location, the record date, the purpose or any of the proposals (other than Proposal No. 3) to be acted upon at the All Holders Meeting. For the avoidance of doubt, all proxy instructions received in relation to Original Proposal No. 3 will be deemed to apply to Amended Proposal No. 3. Accordingly, if shareholders have submitted or submit proxy voting instructions in favor of Original Proposal No. 3, then they will be deemed to have voted in favor of Amended Proposal No. 3 unless they revoke their proxy and/or change their vote. Shareholders may revoke their proxy and change their vote at any time before the polls close at the All Holders Meeting. Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on November 26, 2025 are entitled to attend the adjourned All Holders Meeting. Shareholders who wish, but have not yet, cast their votes may do so by returning the proxy card distributed in connection with All Holders Meeting.

Exhibits

Exhibit No.	Description
99.1	Supplement and Amendment to the Notice of Notice of Extraordinary General Meeting of Shareholders of the Company, dated January 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: January 20, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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